EXHIBIT B

Offer to Purchase

ARCHSTONE ALTERNATIVE SOLUTIONS FUND

OFFER TO PURCHASE
 SHARES AT NET ASSET VALUE (as of December 31, 2016)

DATED SEPTEMBER 16, 2016

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, OCTOBER 17, 2016,
 UNLESS THE OFFER IS EXTENDED

To the Shareholders of
 Archstone Alternative Solutions Fund:

Archstone Alternative Solutions Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”) up to approximately 20% of the net assets of the Fund or portions thereof pursuant to tenders by shareholders of the Fund (the “Shareholders”) at a price equal to their unaudited net asset value as of 75 days after the expiration date of the Offer (the “Valuation Date”), less any Repurchase Fee (defined below). (As used in this Offer, the term “Share” or “Shares,” as the context requires, shall refer to the shares of the Fund and portions thereof representing beneficial interests in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined on the Valuation Date. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Trust Agreement, as the same may be amended (the “Trust Agreement”) and the Fund’s Prospectus (the “Prospectus).

Shareholders should realize that the value of the Shares tendered in this Offer likely will change between July 31, 2016 (the last time net asset value was calculated) and the Valuation Date. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of a tendered Share will remain at risk until the Valuation Date, because of its investment pursuant to the Fund’s investment program.

Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact UMB Fund Services, Inc. at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time). Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should follow the instructions set forth in Section 4 below.

IMPORTANT

None of the Fund, its Adviser or its Board of Trustees makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s service agent.

UMB Fund Services, Inc.
235 W. Galena Street
Milwaukee, Wisconsin 53212
Attn: Tender Offer Administrator

Phone: (844) 449-4900

Fax:   (816) 860-3140

TABLE OF CONTENTS

1.	Background and Purpose of the Offer.	6
2.	Offer to Purchase and Price.	6
3.	Amount of Tender.	7
4.	Procedure for Tenders.	7
5.	Withdrawal Rights.	8
6.	Purchases and Payment.	8
7.	Certain Conditions of the Offer.	10
8.	Certain Information About the Fund.	11
9.	Certain Federal Income Tax Consequences.	12
10.	Miscellaneous.	13

SUMMARY TERM SHEET

As stated in the offering documents of Archstone Alternative Solutions Fund (hereinafter “we” or the “Fund”), we will purchase your shares of beneficial interests (a “Share” or “Shares” as the context requires) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender), less any Repurchase Fee (defined below). This offer to purchase Shares (the “Offer”) will remain open until 12:00 midnight, Eastern time, on October 17, 2016 unless the Offer is extended (the “Expiration Date”).

The net asset value of the Shares will be calculated for this purpose as of 75 days after the Expiration Date (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for its fiscal year ending March 31, 2017, which the Fund expects will be completed by the end of May 2017 and the audited net asset value will be used to determine the final amount paid for tendered Shares, less any Repurchase Fee. A 5.00% early repurchase fee (the “Repurchase Fee”) payable to the Fund will be assessed to any Shareholder that tenders its shares (or portion thereof) to the Fund during the first eleven months following such Shareholder’s initial investment in the Fund (regardless of which class of Shares).

You may tender all of your Shares or a portion of your Shares defined as a specific dollar value or as a number of Shares. If you tender all or a portion of your Shares and we purchase those Shares, we will give you a non-interest bearing, transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Shares tendered (valued in accordance with the Fund’s Trust Agreement, as the same may be amended (the “Trust Agreement”) and the Fund’s Prospectus (“Prospectus”)), determined as of the Valuation Date, less any Repurchase Fee.

The Note will entitle a shareholder of the Fund (the “Shareholder”) to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements), less any Repurchase Fee. This amount will be the value of the Shareholder’s Shares (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the unaudited net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date, less any Repurchase Fee.

Promptly after the expiration of a repurchase offer, Shareholders whose Shares are accepted for repurchase will each be given a Note by the Fund representing the Fund’s obligation to pay a cash amount equal to the value of the repurchased Shares as of the Valuation Date, less any Repurchase Fee. The Note will entitle the repurchasing Shareholder to receive an initial cash payment equal to 90% of the value of the repurchased Shares, less any Repurchase Fee. Consistent with the terms of the Note, this initial cash payment on the Note is typically paid within 30 days from the Valuation Date. The final cash payment on the promissory Note, representing the remaining 10% of the value of the repurchased Shares, will be made following the completion of the audit of the financial statements as of the end of the fiscal year in which the Valuation Date occurred. This final cash payment effectively functions as an “audit holdback” such that following the completion of the audit, if the Fund’s net asset value as of the Valuation Date has not been adjusted, the repurchasing Shareholders would simply receive a final cash payment equal to 10% of the value of the repurchased Shares as of the Valuation Date. In the event the completion of the audit results in an upward adjustment to the Fund’s net asset value as of the Valuation Date, the repurchasing Shareholders will receive a payment equal to 10% of the repurchased shares as of the Valuation Date. However, if this upward adjustment represents a change of more than half of one percent from the valuation used to determine the amount of the initial cash payment on the Note, then each repurchasing shareholder will receive a payment equal to the difference between (i) 100% of the value of the repurchased Shares using the adjusted valuation and (ii) the amount of the initial cash payment received by the Shareholder. In the event the completion of the audit results in a downward adjustment to the Fund’s net asset value as of the Valuation Date, each repurchasing Shareholder will receive a payment equal to the difference between (i) 100% of the value of the repurchased Shares using the adjusted valuation and (ii) the amount of the initial cash payment received by the Shareholder. If we accept the tender of all or a portion of your Shares, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or by borrowing if the Offer is extended (which we do not currently expect to do).

Following this summary is a formal notice of our offer to repurchase your Shares. Our Offer remains open to you until 12:00 midnight, Eastern time, on October 17, 2016, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Shares. You will also have the right to withdraw the tender of your Shares at any time between November 15, 2016 and December 31, 2016, assuming your Shares have not yet been accepted for repurchase.

Unless otherwise instructed on the cover letter to this Offer, if you would like us to repurchase all or a portion of your Shares, you should: (i) mail the Letter of Transmittal, enclosed with the Offer, to Archstone Alternative Solutions Fund, c/o UMB Fund Services, Inc., 235 W. Galena Street, Milwaukee WI 53212, or (ii) fax it to UMB Fund Services, Inc. (“UMB”) at (816) 860-3140, so that it is received before 12:00 midnight, Eastern time, on October 17, 2016. If you fax the Letter of Transmittal, you should mail the original Letter of Transmittal to UMB promptly after you fax it (although the original does not have to be received before 12:00 midnight, Eastern time, on October 17, 2016). Shareholders who are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund repurchase all of a portion of their Shares. Such Shareholders must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

The value of your Shares will change between July 31, 2016 (the last time net asset value was calculated) and the Valuation Date.

If you would like to obtain the estimated net asset value of your Shares, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact UMB at (844) 449-4900, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).

Please note that just as you have the right to withdraw the tender of Shares, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on December 31, 2016. Also realize that although the Offer expires on October 17, 2016, you will remain a Shareholder of the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of your tendered interest will remain at risk until the Valuation Date, because of its investment pursuant to the Fund’s investment program.

1.	Background and Purpose of the Offer.

The purpose of this Offer is to provide liquidity to Shareholders who hold Shares, as contemplated by and in accordance with the procedures set forth in the Prospectus, and the Trust Agreement. The Prospectus and the Trust Agreement, which were provided to each Shareholder in advance of subscribing for Shares, provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that A.P. Management Company, LLC, the investment adviser of the Fund (the “Adviser”), expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders four times each year, effective as of the last day of each calendar quarter. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board of Trustees has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus and the Trust Agreement.

The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases for Shares are made by new and existing Shareholders on January 1, 2017 and thereafter from time to time.

Shares that are tendered to the Fund in connection with this Offer will be retired. The Fund currently expects that it will accept purchases for Shares as of the first business day of each month, but is under no obligation to do so.

2.	Offer to Purchase and Price.

Subject to the conditions of the Offer, the Fund will purchase up to approximately 20% of the net assets of the Fund (or approximately $4,600,000) that are tendered by Shareholders and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern time, on October 17, 2016 or any later date as corresponds to any extension of the Offer (in each case, the Expiration Date). The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of Shares tendered will be its net asset value as of the Valuation Date (less any Repurchase Fee), payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

As of the close of business on July 31, 2016, there was approximately $22,283,377 outstanding in net assets of the Fund held in Shares (based on the estimated unaudited net asset value of such Shares). Shareholders may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the managers of the portfolio funds in which the Fund invests, until the expiration of the Offer, by contacting UMB at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).

3.	Amount of Tender.

Subject to the limitations set forth below, Shareholders may tender all of their Shares or a portion of their Shares defined as a specific dollar value or as a number of Shares, as described below. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to approximately 20% of the net assets of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than 20% of the net assets of the Fund are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may in its sole discretion: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); or (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase. In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4.	Procedure for Tenders.

Unless otherwise instructed on the cover letter to the Offer, Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to Archstone Alternative Solutions Fund c/o UMB Fund Services, Inc., 235 W. Galena Street, Milwaukee WI 53212, or fax a completed and executed Letter of Transmittal to UMB, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by UMB, either by mail or by fax, no later than 12:00 midnight on the Expiration Date. Shareholders that are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund purchase all of a portion of their Shares. Such Shareholders must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

The Fund recommends that all documents submitted to UMB be via certified mail, return receipt requested, or by facsimile transmission. A Shareholder choosing to fax a Letter of Transmittal to UMB must also send or deliver the original completed and executed Letter of Transmittal to UMB promptly thereafter. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact UMB at 235 W. Galena Street, Milwaukee WI 53212, Attention: Tender Offer Administrator or at the telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares including, but not limited to, the failure of UMB to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Share or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser nor the Board of Trustees shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.	Withdrawal Rights.

Any Shareholder tendering Shares pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, at any time between November 15, 2016 and December 31, 2016, assuming such Shareholder’s Shares have not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by UMB at 235 W. Galena Street, Milwaukee WI 53212, Attention: Tender Offer Administrator or the fax number set forth on page 2. A form to use to give notice of withdrawal of a tender is available by calling UMB at the telephone number indicated on page 2. Shareholders who, pursuant to Item 4 of this Offer, are required to provide specific instructions to their financial intermediary to tender Shares should also contact their financial intermediary directly for instructions on withdrawing their tender. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6.	Purchases and Payment.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 2 above, the purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Valuation Date, less any Repurchase Fee.

Shareholders may tender all of their Shares or a portion of their Shares (defined as a specific dollar value or as a number of Shares). Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable Note entitling the Shareholder to receive an amount equal to the unaudited net asset value of the Shares tendered (valued in accordance with the Trust Agreement and Prospectus), determined as of the Valuation Date, less any Repurchase Fee. The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date of the Shares being purchased (subject to adjustment upon completion of the annual audit of the Fund’s financial statements), less any Repurchase Fee. This amount will be the value of the Shareholder’s Shares (or the portion thereof being purchased) determined as of the Valuation Date, less any Repurchase Fee, and will be based on the net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date.

Promptly after the expiration of a repurchase offer, Shareholders whose Shares are accepted for repurchase will each be given a Note by the Fund representing the Fund’s obligation to pay a cash amount equal to the value of the repurchased shares as of the Valuation Date, less any Repurchase Fee. The Note will entitle the repurchasing Shareholder to receive an initial cash payment equal to 90% of the value of the repurchased Shares, less any Repurchase Fee. Consistent with the terms of the Note, this initial cash payment on the Note is typically paid within 30 days from the Valuation Date. The final cash payment on the Note, representing the remaining 10% of the value of the repurchased Shares, will be made following the completion of the audit of the financial statements as of the end of the fiscal year in which the Valuation Date occurred. This final cash payment effectively functions as an “audit holdback” such that following the completion of the audit, if the Fund’s net asset value as of the Valuation Date has not been adjusted, the repurchasing Shareholders would simply receive a final cash payment equal to 10% of the value of the repurchased Shares as of the Valuation Date. In the event the completion of the audit results in an upward adjustment to the Fund’s net asset value as of the Valuation Date, the repurchasing Shareholders will receive a payment equal to 10% of the repurchased shares as of the Valuation Date. However, if this upward adjustment represents a change of more than half of one percent from the valuation used to determine the amount of the initial cash payment on the Note, then each repurchasing shareholder will receive a payment equal to the difference between (i) 100% of the value of the repurchased Shares using the adjusted valuation and (ii) the amount of the initial cash payment received by the Shareholder. In the event the completion of the audit results in a downward adjustment to the Fund’s net asset value as of the Valuation Date, each repurchasing Shareholder will receive a payment equal to the difference between (i) 100% of the value of the repurchased Shares using the adjusted valuation and (ii) the amount of the initial cash payment received by the Shareholder. Repurchases of Shares from Shareholders by the Fund, may be paid in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. However, the Fund does not expect to distribute securities in-kind except in the unlikely event that the Fund does not have sufficient cash to pay for Shares that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or Shareholders not tendering shares for repurchase. (Any in-kind distribution of securities will consist of marketable securities traded on an established securities exchange (valued in accordance with the Fund’s valuation procedures), which will be distributed to all tendering shareholders on a pari passu basis.) The Note pursuant to which a tendering Shareholder will receive the payment will be mailed directly to the tendering Shareholder. Any payment due pursuant to the Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed approximately 20% of the net assets of the Fund, (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above. Neither the Fund, nor the Board of Trustees, nor the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Shareholders or from the proceeds of the sale of securities and portfolio assets held by the Fund. Notwithstanding the foregoing, the Fund has established a line of credit agreement with Credit Suisse International. The limit of the line of credit is $8,000,000. The interest rate is 3-month LIBOR plus 1.65%, and the facility matures in October 2017. The agreement is subject to customary covenants and any borrowings are secured by most assets of the Fund. The line of credit is used primarily for short term borrowings for investment purposes (e.g., investments in portfolio funds pending receipt of investor subscriptions or withdrawals from portfolio funds), and may also be used to meet repurchase requests, and/or for cash management purposes. In addition, until the Fund raises approximately $25 million of investments in its Shares, the Fund expects to use its line of credit (subject to the limits on borrowings set forth below) so as to maintain sufficient asset scale to implement its investment program in a desirable manner. During this initial, temporary period, the Fund would, in effect, be leveraging its assets and thus subject to the risks associated with leverage. Further, such use of the line of credit will result in increased expenses for the Fund during this period. Borrowings by the Fund are subject to a 300% asset coverage requirement under the 1940 Act. Portfolio funds that are not registered investment companies are not subject to this requirement. Borrowings for investment purposes (a practice known as “leverage”) involve various risks, including increased volatility and risk of loss.

7.	Certain Conditions of the Offer.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Valuation Date, less any Repurchase Fee. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any: (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund; (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions; (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund; (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer; or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.	Certain Information About the Fund.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The principal office of the Fund is located at 360 Madison Avenue, 20th Floor, New York, NY 10017 and the telephone number is 1-844-449-4900. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Trust Agreement.

Except as described below, none of the Fund, the Adviser or the Board of Trustees has any proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares on the first business day of each month or more or less frequently in the sole discretion of the Board of Trustees) or the disposition of Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Trustees, to fill any existing vacancy on the Board of Trustees, or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to finance any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Trust Agreement or other actions that may impede the acquisition of control of the Fund by any person.

Stanley Shuman, a non-employee capital partner of the Adviser, informed the Adviser of his intention to tender approximately 50% of his Shares (103,950.104 Shares). Other than the foregoing, to the Fund’s knowledge, no executive officer, Trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares of any executive officer, Trustee or other affiliate of the Fund pursuant to the Offer.

There have been no transactions involving the Shares that were effected during the past 60 days by the Fund, the Adviser, any Trustee or any person controlling the Fund or the Adviser or any Trustee.

9.	Certain Federal Income Tax Consequences.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from which Shares are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Shareholder generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Shareholder exceeds such Shareholder’s then-adjusted tax basis in such Shareholder’s Shares. A Shareholder’s basis in the Shareholder’s Shares will be reduced (but not below zero) by the amount of consideration received by the Shareholder from the Fund in connection with the purchase of such Shares. A Shareholder’s basis in the Shareholder’s Shares will be adjusted for income, gain or loss allocated (for tax purposes) to such Shareholder for periods prior to the purchase of such Shares. Cash distributed to a Shareholder in excess of the adjusted tax basis of such Shareholder’s Shares is taxable as capital gain or ordinary income, depending on the circumstances. A Shareholder that has all of its Shares purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Shareholder’s then-adjusted tax basis in such Shareholder’s Shares.

As part of the Emergency Economic Stabilization Act of 2008, the Fund is required to report to Shareholders and the Internal Revenue Service the “cost basis” of Shares and the character of realized gains and losses attributable to Shares acquired by a Shareholder on or after January 1, 2012 (“Covered Shares”) and subsequently repurchased. These requirements do not apply to investments through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement plan. The “cost basis” of a Share is generally its purchase price adjusted for dividend reinvestments, return of capital, and other corporate actions. Cost basis is used to determine whether a sale of the Shares results in a gain or loss. If a Shareholder has Covered Shares repurchased during any year, then the Fund will report the cost basis of such Covered Shares to the IRS and the Shareholder on Form 1099-B. The Fund permits Shareholders to elect from among several IRS-accepted cost basis methods to calculate the cost basis in their Covered Shares. If a Shareholder does not affirmatively elect a cost basis method, then the Fund’s default cost basis calculation method, which is currently the Average Cost method, will be applied to their account. The cost basis method elected or applied may not be changed after the settlement date of a sale of Shares. If a Shareholder holds Shares through a broker, the Shareholder should contact that broker with respect to the reporting of cost basis and available elections for their account. Investors are urged to consult their own tax advisors regarding specific questions about application of the new cost basis reporting rules and, in particular, which cost basis calculation method to elect.

10.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting UMB at the address and telephone number set forth on page 5 or from the SEC’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC at 100 F Street, N.E., Washington, D.C. 20549 - 0508.